Nexa Resources S.A. Consolidated financial statements at December 31, 2021 and independent auditor’s report

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Notes to the consolidated financial statements

Nexa Resources S.A.

Consolidated income statement Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Net revenues	6	2,622,110	1,950,929	2,332,715
Cost of sales	7	(1,966,036)	(1,563,931)	(1,947,828)
Gross profit		656,074	386,998	384,887

Operating expenses
Selling, general and administrative	7	(156,786)	(151,619)	(216,511)
Mineral exploration and project evaluation	7 and 8	(85,043)	(57,201)	(119,063)
Impairment of non-current assets	31	-	(557,497)	(142,133)
Other income and expenses, net	9	31,948	(19,164)	(18,206)
		(209,881)	(785,481)	(495,913)
Operating income (loss)		446,193	(398,483)	(111,026)

Net financial results	10
Financial income		11,472	11,168	31,054
Financial expenses		(142,275)	(159,759)	(117,399)
Other financial items, net		(6,099)	(129,584)	(18,509)
		(136,902)	(278,175)	(104,854)

Income (loss) before income tax		309,291	(676,658)	(215,880)

Income tax	11 (a)
Current		(122,081)	(63,192)	(46,382)
Deferred		(31,123)	87,344	104,746
Net income (loss) for the year		156,087	(652,506)	(157,516)
Attributable to NEXA's shareholders		114,332	(559,247)	(145,135)
Attributable to non-controlling interests		41,755	(93,259)	(12,381)
Net income (loss) for the year		156,087	(652,506)	(157,516)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,622
Basic and diluted earnings (losses) per share – USD	30 (f)	0.86	(4.22)	(1.09)

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of comprehensive income Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Net income (loss) for the year		156,087	(652,506)	(157,516)

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (b)	488	(98)	1,332
Deferred income tax		(161)	101	(453)
Translation adjustment of foreign subsidiaries	30 (e)	(64,575)	(138,840)	(21,115)
		(64,248)	(138,837)	(20,236)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(5,066)	(787)	-
Deferred income tax		(2,375)	(88)	-
Changes in fair value of investments in equity instruments		(2,632)	-	-
		(10,073)	(875)	-
Other comprehensive loss for the year, net of income tax		(74,321)	(139,712)	(20,236)

Total comprehensive income (loss) for the year		81,766	(792,218)	(177,752)
Attributable to NEXA’s shareholders		43,828	(682,132)	(172,453)
Attributable to non-controlling interests		37,938	(110,086)	(5,299)
Total comprehensive income (loss) for the year		81,766	(792,218)	(177,752)

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated balance sheet As at December 31 All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2021	2020
Current assets
Cash and cash equivalents	15 (a)	743,817	1,086,163
Financial investments		19,202	35,044
Derivative financial instruments	16 (a)	16,292	16,329
Trade accounts receivables	17	231,174	229,032
Inventory	18	372,502	256,522
Recoverable income tax		8,703	12,953
Other assets	19	81,119	91,141
		1,472,809	1,727,184
Non-current assets
Investments in equity instruments	13 (b)	3,723	-
Derivative financial instruments	16 (a)	102	15,651
Deferred income tax	11 (b)	168,205	221,580
Recoverable income tax		4,223	13,110
Other assets	19	98,584	93,131
Property, plant and equipment	21	2,087,730	1,898,296
Intangible assets	22	1,056,771	1,076,405
Right-of-use assets	23 (a)	12,689	18,869
		3,432,027	3,337,042

Total assets		4,904,836	5,064,226

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	46,713	146,002
Lease liabilities	23 (b)	16,246	15,999
Derivative financial instruments	16 (a)	22,684	5,390
Trade payables	25	411,818	370,122
Confirming payables	29	232,860	145,295
Dividends payable		11,441	4,557
Asset retirement and environmental obligations	26	31,953	33,095
Contractual obligations	28	33,156	27,132
Salaries and payroll charges		76,031	56,107
Tax liabilities		65,063	43,630
Other liabilities		41,317	29,230
		989,282	876,559
Non-current liabilities
Loans and financings	24 (a)	1,652,602	1,878,312
Lease liabilities	23 (b)	3,393	9,690
Derivative financial instruments	16 (a)	241	21,484
Asset retirement and environmental obligations	26	232,197	242,951
Provisions	27	36,828	30,896
Deferred income tax	11 (b)	208,583	218,392
Contractual obligations	28	114,076	138,893
Other liabilities		23,354	25,805
		2,271,274	2,566,423

Total liabilities		3,260,556	3,442,982

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,386,273	1,377,445
Attributable to non-controlling interests		258,007	243,799
		1,644,280	1,621,244
Total liabilities and shareholders’ equity		4,904,836	5,064,226

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of cash flows Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Cash flows from operating activities
Income (loss) before income tax		309,291	(676,658)	(215,880)
Impairment loss of non-current assets	31	-	557,497	142,133
Depreciation and amortization	21, 22 and 23	258,711	243,925	317,892
Interest and foreign exchange effects		143,496	157,806	63,286
Loss on sale of property, plant and equipment and intangible assets	9	4,891	2,268	857
Changes in accruals		21,325	13,159	3,854
Changes in fair value of loans and financings	10	(19,380)	8,058	6,640
Changes in fair value of derivative financial instruments	16 (b)	26,408	7,809	4,649
Contractual obligations	28 (a)	(25,729)	(20,679)	(25,660)
GSF recovered costs	22 (a)	(19,407)	-	-
Changes in operating assets and liabilities	15 (b)	(38,487)	105,330	(50,623)
Cash provided by operating activities		661,119	398,515	247,148

Interest paid on loans and financings	24 (c)	(121,112)	(69,906)	(71,804)
Interest paid on lease liabilities	23 (b)	(1,415)	(1,385)	(3,259)
Premium paid on bonds repurchase	24 (c)	-	(14,481)	-
Income tax paid		(45,607)	(21,043)	(49,262)
Net cash provided by operating activities		492,985	291,700	122,823

Cash flows from investing activities
Additions of property, plant and equipment		(485,204)	(323,688)	(396,672)
Net sales (purchases) of financial investments		20,076	(47,522)	54,710
Proceeds from the sale of property, plant and equipment		2,210	2,014	6,570
Investments in equity instruments		(6,356)	-	-
Net cash used in investing activities		(469,274)	(369,196)	(335,392)

Cash flows from financing activities
New loans and financings	24 (c)	59,771	1,296,496	106,229
Debt issue costs	24 (c)	(178)	(9,921)	(255)
Payments of loans and financings	24 (c)	(251,044)	(542,983)	(19,437)
Prepayment of fair value debt	24 (c)	(90,512)	-	-
Bonds repurchase	24 (c)	-	(214,530)	-
Payments of lease liabilities	23 (b)	(9,827)	(9,100)	(13,280)
Dividends paid		(52,344)	(55,964)	(113,389)
Dividends not withdrawn		-	1,009	-
Repurchase of the Company's own shares		-	-	(8,103)
Acquisition of non-controlling interests		-	-	(71,054)
Capital reduction of subsidiary – non-controlling interests		-	(13,392)	-
Net cash (used in) provided by financing activities		(344,134)	451,615	(119,289)

Foreign exchange effects on cash and cash equivalents		(21,923)	(16,070)	(2,462)
Other high liquid short term investments		-	29,496	-

(Decrease) increase in cash and cash equivalents		(342,346)	387,545	(334,320)
Cash and cash equivalents at the beginning of the year		1,086,163	698,618	1,032,938
Cash and cash equivalents at the end of the year		743,817	1,086,163	698,618

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity At and for the years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	18,112	(79,288)	2,433,275	425,208	2,858,483
Net loss for the year	-	-	-	-	(145,135)	-	(145,135)	(12,381)	(157,516)
Other comprehensive loss for the year	-	-	-	-	-	(27,318)	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	-	-	-	(145,135)	(27,318)	(172,453)	(5,299)	(177,752)
Acquisition of non-controlling interests	-	-	-	(71,054)	-	-	(71,054)	-	(71,054)
Repurchase of the Company's own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests	-	-	-	(2,256)	-	-	(2,256)	(47,300)	(49,556)
Total contributions by and distributions to shareholders	-	(8,103)	-	(73,310)	(69,832)	-	(151,245)	(47,300)	(198,545)
At December 31, 2019	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the year	-	-	-	-	(559,247)	-	(559,247)	(93,259)	(652,506)
Other comprehensive loss for the year	-	-	-	-	-	(122,885)	(122,885)	(16,827)	(139,712)
Total comprehensive loss for the year	-	-	-	-	(559,247)	(122,885)	(682,132)	(110,086)	(792,218)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(58,573)	-	(50,000)	(18,724)	(68,724)
At December 31, 2020	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity At and for the years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the year	-	-	-	-	114,332	-	114,332	41,755	156,087
Other comprehensive loss for the year	-	-	-	-	-	(70,504)	(70,504)	(3,817)	(74,321)
Total comprehensive income (loss) for the year	-	-	-	-	114,332	(70,504)	43,828	37,938	81,766
Transfer of the changes in fair value of prepaid debt related to changes in the Company’s own credit risk to retained earnings	-	-	-	-	(10,965)	10,965	-	-	-
Dividends distribution to NEXA's shareholders - USD 0.26 per share - note 30 (g)	-	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests - note 30 (g)	-	-	-	-	-	-	-	(23,730)	(23,730)
Total contributions by and distributions to shareholders	-	-	-	-	(45,965)	10,965	(35,000)	(23,730)	(58,730)
At December 31, 2021	132,438	-	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280

The accompanying notes are an integral part of these consolidated financial statements

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”). As a result of a voluntary delisting, November 30, 2021 was the last trading day of the Company’s shares on the Toronto Stock Exchange (“TSX”), and NEXA intends to cease to be a reporting issuer under Canadian securities laws, when applicable.

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is completing the development of its third polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

COVID-19 outbreak impacts on NEXA´s financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID- 19”) as a pandemic. Since then, COVID-19 spread across the world, through different waves, with severe effects that impacted the global economy in general and the Company’s business.

Throughout this pandemic, government authorities in the countries in which the Company operates responded and continue to respond in different ways to deal with this global outbreak. In Peru, for example, during the first and second quarters of 2020, the Company’s Peruvian mines were suspended, and its Peruvian smelter reduced production in response to the Peruvian Government mandated health and safety measures. No other material impacts have occurred within the Company since the beginning of the pandemic.

As a result of a combination of factors, including suspended and reduced production, the decrease in short- and mid-term commodities prices, discontinued projects, and increased operating costs, in 2020, the Company recognized an impairment loss of non-current assets of USD 557,497, as mentioned in note 31.

Currently, although the Peruvian and Brazilian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their pre-pandemic production levels, with the exception of the Atacocha underground mine in Peru, which continues suspended under care and maintenance given its higher operating costs. Ultimately, the impact of the COVID-19 global outbreak on the Company’s financial condition depends on the pandemic’s continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to continue advancing in the distribution of effective vaccines against it, on the recovery of global and regional economies, and on the impact of response measures taken by the Company, governments, and others.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment. The CODM analyzes performance mainly from the production obtained in the operations. The Company has identified two reportable segments:

•       Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the reportable segments to the extent they are included in the measures of performance used by the CODM.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The presentation of segment results and reconciliation to income (loss) before income tax in the consolidated income statement is as follows:

					2021
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,165,584	2,028,831	(636,212)	63,907	2,622,110
Cost of sales	(719,358)	(1,796,111)	636,212	(86,779)	(1,966,036)
Gross profit	446,226	232,720	-	(22,872)	656,074

Selling, general and administrative	(70,271)	(68,593)	-	(17,922)	(156,786)
Mineral exploration and project evaluation	(75,549)	(9,494)	-	-	(85,043)
Other income and expenses, net	(34,050)	34,196	-	31,802	31,948
Operating income (loss)	266,356	188,829	-	(8,992)	446,193

Depreciation and amortization	174,891	78,861	-	4,959	258,711
Miscellaneous adjustments (i)	(664)	-	-	-	(664)
Adjusted EBITDA	440,583	267,690	-	(4,033)	704,240

Miscellaneous adjustments (i)					664
Depreciation and amortization					(258,711)
Net financial results					(136,902)
Income before income tax					309,291

(i) Related to minor impairment reversals of equipment costs previously impaired and that were sold in 2021. Due to the low amounts, these are included as Other income and expenses, net.

					2020
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	748,462	1,550,323	(375,402)	27,546	1,950,929
Cost of sales	(625,408)	(1,287,902)	375,402	(26,023)	(1,563,931)
Gross profit	123,054	262,421	-	1,523	386,998

Selling, general and administrative	(70,354)	(64,874)	-	(16,391)	(151,619)
Mineral exploration and project evaluation	(48,555)	(5,466)	-	(3,180)	(57,201)
Impairment of non-current assets	(512,706)	(44,791)	-	-	(557,497)
Other income and expenses, net	(23,648)	(5,545)	-	10,029	(19,164)
Operating (loss) income	(532,209)	141,745	-	(8,019)	(398,483)

Depreciation and amortization	159,984	82,650	-	1,291	243,925
Impairment of non-current assets	512,706	44,791	-	-	557,497
Adjusted EBITDA	140,481	269,186	-	(6,728)	402,939

Impairment of non-current assets					(557,497)
Depreciation and amortization					(243,925)
Net financial results					(278,175)
Loss before income tax					(676,658)

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

					2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,000,580	1,865,733	(535,776)	2,178	2,332,715
Cost of sales	(805,058)	(1,655,062)	535,776	(23,484)	(1,947,828)
Gross profit	195,522	210,671	-	(21,306)	384,887

Selling, general and administrative	(117,280)	(89,540)	-	(9,691)	(216,511)
Mineral exploration and project evaluation	(109,549)	(9,503)	-	(11)	(119,063)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(13,955)	(29,569)	-	25,318	(18,206)
Operating (loss) income	(187,395)	82,059	-	(5,690)	(111,026)

Depreciation and amortization	217,870	97,975	-	2,047	317,892
Impairment of non-current assets	142,133	-	-	-	142,133
Adjusted EBITDA	172,608	180,034	-	(3,643)	348,999

Impairment of non-current assets					(142,133)
Depreciation and amortization					(317,892)
Net financial results					(104,854)
Loss before income tax					(215,880)

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended on December 31, 2021, were approved for issue in accordance with a resolution of the Board of Directors on February 15, 2022.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its subsidiaries on December 31, 2021.

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are deconsolidated from the date that control ceases.

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the standardization of the accounting policies, an adjustment is performed in the consolidation process.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interests and other equity components and any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has power over this investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held assets or incurred liabilities or revenues and expenses. These have been included in the consolidated financial statements under the appropriate headings.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Transactions, balances and unrealized gains and losses between consolidated entities are eliminated. The main entities included in the consolidated financial statements are:

	Percentage of shares		Company	Headquarter	Activities
	2021	2020	controls
Subsidiaries
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos"	100	100	Indirectly	Brazil	Mining projects
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Mining / Smelting
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Holding and others
Karmin Holding Ltda.	100	100	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.55	83.55	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	Mining

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Nexa Resources US. Inc.	100	100	Directly	United States	Trading
Exploraciones Chimborazo Metals & Mining	100	-	Directly	Ecuador	Holding and others
Joint-operations
Campos Novos Energia S.A. - "Enercan"	20.98	20.98		Brazil	Energy
Cia. Minera Shalipayco S.A.C	75	75		Peru	Mining projects

(i) NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are indirectly owned by NEXA’s controlling shareholder, VSA.

(c)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

(ii)	Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Consolidated entities

The results of operations and financial position of the consolidated entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and,
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2021 or thereafter

There were some new standards and amendments effective for annual periods commencing on January 1, 2021. The adoption of these new standards and amendments did not have an impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective and does not expect that the adoption of such issued but not early adopted standard, interpretation or amendment will have a material impact on the Company’s financial statements.

(b)	Benchmark interest rate reform

In 2014, developments in the global markets revealed weaknesses in the London Interbank Offered Rate’s (“LIBOR”) sustainability as a reference rate. Since then, regulators around the world have focused on the transition to a new benchmark that would replace this rate.

On March 5, 2021, the UK Financial Conduct Authority (“FCA”), announced that the LIBOR will either be discontinued or become non-representative:

·	Immediately after December 31, 2021, 1-week and 2-month USD LIBOR tenors and for all EUR, GBP, CHF and JPY LIBOR tenors.
·	Immediately after June 30, 2023, for the remaining USD LIBOR tenors (Overnight, and 1-, 3-, 6- and 12-month).

The Company does not have any financial instruments associated with LIBOR in other currencies and continues to discuss with the financial entities which interest rate reference will replace the loans measured by USD LIBOR, and does not expect any significant impacts on its financial statements.

(c)	Credit risk – local rating Peru

Until 2020, the Company used only global ratings for assessing the credit risk of financial institutions in Peru. In 2021, the Company modified its Financial Risk Management Policy, allowing the use of their local ratings, but only if these local agencies were homologated by the global agencies used by NEXA. For more details see note 12 (b).

(d)	Critical estimates and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Accounting estimates and assumptions, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

• estimation of fair value of financial instruments – note 13

• estimation of impairment of trade accounts receivables – note 17

• estimation of quantification of mineral reserves and resources for useful life calculation – note 22

• estimation of asset retirement and environmental obligations – note 26

• estimation of provisions for legal claims – note 27

• estimation of contractual obligations – note 28

• estimation of impairment of non-current assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

The Company has considered the effects of COVID-19 when making its estimates, assumptions and judgments. Events and changes in circumstances arising after December 31, 2021, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Nexa integrates sustainability practices into its business, focused on generating a positive social, economic and environmental impact in the places where it operates. Within this context, the Company has a multidisciplinary and integrated task force which is currently complementing and defining its Environmental, Social and Governance (“ESG”) strategy and future actions including risks analyses with respect to climate change and global, regional and local weather conditions, as well as those related to the emission of greenhouse gases, among other matters. The Company’s objective is to continuously evolve and adapt to new frameworks, as well as to respond to its stakeholder feedback. As a result of these definitions, the Company could have in the future some change in its accounting estimates, assumptions and judgments regarding new definitions, practices or commitments that would be assumed by management in relation to its ESG strategy.

6	Net revenues

Accounting policy

Revenues represent the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and, (ii) the promise to provide freight and insurance services to its customers.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight and insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales.

Revenues from the sale of goods and from freight and insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before the consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

Deferred revenues are related to contract obligations that are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 28 for the specific accounting policy and information related to NEXA’s contractual obligations.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment. The period between the provisional and final pricing is approximately two months. As of December 31, 2021, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 28.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition of net revenues
(i)	Gross billing reconciliation
	2021	2020	2019
Gross billing	2,974,850	2,138,786	2,552,275
Billing from products	2,898,210	2,074,203	2,473,534
Billing from freight and insurance services	76,640	64,583	78,741
Taxes on sales	(347,311)	(184,714)	(216,141)
Return of products sales	(5,429)	(3,143)	(3,419)
Net revenues	2,622,110	1,950,929	2,332,715

In 2021, a gross billing of approximately USD 390,469 was generated from a single customer, and there was no other customer to which the Company sold more than 10% of its gross billing individually. Net revenues were generated by NEXA’s both segments, mining and smelting.

In 2021, taxes on sales include ICMS expenses of USD 71,949 related to the Company’s adoption of the tax incentive allowed by Complementary Law No. 160/2017, as detailed in note 9 (i).

(ii)	Net revenues breakdown
	2021	2020	2019
Zinc	1,844,632	1,323,287	1,592,050
Lead	223,341	161,964	259,238
Copper	305,793	197,756	174,697
Silver	69,691	58,568	63,867
Other products	102,013	144,771	164,122
Freight and insurance services	76,640	64,583	78,741
Net revenues	2,622,110	1,950,929	2,332,715

Taxes on sales	347,311	184,714	216,141
Return of products sales	5,429	3,143	3,419
Gross billing	2,974,850	2,138,786	2,552,275

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	Net revenues by geographical location
	2021	2020	2019
Peru	774,735	485,850	595,601
Brazil	753,280	583,141	625,033
United States	119,564	116,717	159,672
South Korea	118,596	77,429	95,913
Luxembourg	97,462	76,072	145,493
Argentina	93,107	56,165	60,850
Switzerland	78,770	68,912	101,636
Japan	58,296	46,719	71,352
Singapore	56,879	76,724	99,488
Colombia	54,325	34,768	37,149
Chile	54,044	48,969	80,849
Taiwan	53,752	28,764	33,551
Austria	45,057	35,197	39,897
Turkey	34,493	25,005	33,905
Malaysia	25,681	13,948	6,535
South Africa	25,126	-	1,892
Netherlands	17,693	11,740	9,381
Ecuador	15,652	9,095	13,012
Italy	14,834	9,895	9,000
Vietnam	14,555	10,798	3,142
Belgium	13,690	30,174	25,500
Indonesia	11,774	8,609	1,098
Guatemala	11,101	4,738	7,094
Germany	7,297	33,869	20,749
Other	72,347	57,631	54,923
Net revenues	2,622,110	1,950,929	2,332,715

(ii)	Net revenues by currency
	2021	2020	2019
USD	1,914,905	1,388,746	1,731,765
Brazilian Real (“BRL”)	707,205	562,183	600,950
Net revenues	2,622,110	1,950,929	2,332,715

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on the accrual basis regardless of when they are paid and, if applicable, in the same period in which the income with which they are related is recognized.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

				2021	2020	2019
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(1,188,495)	(1,233)	-	(1,189,728)	(856,300)	(1,063,094)
Third-party services	(373,282)	(40,839)	(52,950)	(467,071)	(407,695)	(574,228)
Depreciation and amortization	(251,657)	(7,019)	(35)	(258,711)	(243,925)	(317,892)
Employee benefit expenses	(140,418)	(65,009)	(17,688)	(223,115)	(213,865)	(254,251)
Others	(12,184)	(42,686)	(14,370)	(69,240)	(50,966)	(73,937)
	(1,966,036)	(156,786)	(85,043)	(2,207,865)	(1,772,751)	(2,283,402)

(i) In 2021, cost of sales was reduced by USD 19,407 due to GSF recovered costs related to the extension of the concession period of NEXA’s Brazilian energy power plants as explained in note 22.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploratory drilling and sampling, and determining and examining the volume and grade of the identified resources.

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to other corporate projects, research, innovation, automation, and information technology projects.

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition of mineral exploration and project evaluation costs

	2021	2020	2019
Mineral exploration	(55,594)	(38,519)	(79,838)
Project evaluation	(29,449)	(18,682)	(39,225)
	(85,043)	(57,201)	(119,063)

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

9	Other income and expenses, net

	2021	2020	2019
Remeasurement of asset retirement and environmental obligations – note 26	(6,664)	(900)	4,810
Provision of legal claims – note 27	(13,173)	(10,912)	(4,424)
Contribution to communities	(7,070)	(2,773)	(3,893)
Derivative financial instruments - note 16 (b)	7,486	948	(833)
Loss on sale of property, plant and equipment and intangible assets	(4,891)	(2,268)	(857)
Pre-operating expenses related to Aripuanã	(8,753)	(1,885)	(1,312)
ICMS tax incentives (i)	71,949	-	-
Others	(6,936)	(1,374)	(11,697)
	31,948	(19,164)	(18,206)
(i)	The Brazilian Complementary Law No. 160/2017, which amended Law No. 12.973/2014, states that government grants of ICMS tax incentives are considered investment subsidies and excluded from taxable income for the purpose of calculating the corporate income taxes IRPJ and CSLL. In 2021, the Company, supported by the opinion of its external legal advisors, concluded that the ICMS tax incentives obtained in 2021 and 2020 for a total amount of US$ 71,949 could be excluded from the corporate income taxes basis for the fiscal year ended on December 31, 2021 and recognized ICMS taxes in Taxes on Sales and ICMS tax incentives in Other income and expense, net. The ICMS tax incentives are a permanent difference and the related corporate income tax effect in the amount of USD 24,463 reduced the current tax expense in 2021 as shown in note 11 (a).

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial time to be ready for use, which are capitalized at cost within Property, plant and equipment and/or Intangibles to which they relate.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net

Other financial items net is composed by the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange losses.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

	2021	2020	2019
Financial income
Interest income on financial investments and cash equivalents	6,074	7,295	20,909
Interest on tax credits	1,377	854	5,498
Other financial income	4,021	3,019	4,647
	11,472	11,168	31,054

Financial expenses
Interest on loans and financings	(96,565)	(97,422)	(67,369)
Premium paid on bonds repurchase – note 24 (c)	-	(14,481)	-
Interest on other liabilities	(12,371)	(8,051)	(10,864)
Interest on contractual obligations	(6,936)	(6,182)	(6,526)
Interest on lease liabilities – note 23 (b)	(1,272)	(1,757)	(3,416)
Other financial expenses	(25,131)	(31,866)	(29,224)
	(142,275)	(159,759)	(117,399)

Other financial items, net
Fair value of loans and financings – note 24 (c)	19,380	(8,058)	(6,640)
Derivative financial instruments - note 16 (b)	(5,640)	(717)	1,024
Foreign exchange losses (i)	(19,839)	(120,809)	(12,893)
	(6,099)	(129,584)	(18,509)

Net financial results	(136,902)	(278,175)	(104,854)

(i) The amounts for years 2021 and 2020 include losses of USD 10,468 and USD 65,689 respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA, which is impacted by the volatility of the BRL, which depreciated continuously during 2021 and 2020.

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation.

It establishes provisions, where appropriate, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income taxes asset is realized, or the deferred income tax liability is settled.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Critical accounting estimates and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant judgment, estimates and assumptions are required to determine the amount of deferred taxes that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and, (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the tax authorities over the interpretation of the applicable laws and regulations.

(a)	Reconciliation of income tax (expense) benefit
	2021	2020	2019
Income (loss) before income tax	309,291	(676,658)	(215,880)
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax (expense) benefit at statutory rate	(77,137)	168,759	53,840
Tax effects of translation of non-monetary assets/liabilities to functional currency	(32,998)	(28,174)	(3,575)
Unrecognized deferred tax benefit on net operating losses	(35,735)	(35,849)	-
Special mining levy and special mining tax	(17,279)	(5,909)	(7,431)
Withholding tax on dividends paid by subsidiaries	-	-	(9,764)
Difference in tax rate of subsidiaries outside Luxembourg (i)	(3,179)	36,390	24,698
Withholding tax over subsidiary capital reduction (ii)	(10,526)	-	-
Impairment of goodwill	-	(78,866)	-
ICMS tax incentives (iii)	24,463	-
Other permanent tax differences	(813)	(32,199)	596
Income tax (expense) benefit	(153,204)	24,152	58,364

Current	(122,081)	(63,192)	(46,382)
Deferred	(31,123)	87,344	104,746
Income tax (expense) benefit	(153,204)	24,152	58,364

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i) The Company’s activities are subject to the income tax regime of each country where it operates. However, NEXA’s Cerro Lindo mining unit had a lower income tax rate in comparison with that of other Peruvian operations because it was taxed under the laws and guarantees of a stability agreement signed by NEXA PERU, which was valid until the end of 2021. The deferred taxes of NEXA’s Cerro Lindo unit, however, are calculated considering the statutory income tax rate of 29.5% applicable as of January 1, 2022, since they will be recovered after 2021.

(ii) On June 10, 2021, NEXA and the other shareholders of NEXA CJM approved a capital reduction of USD 210,703 which was paid on July 27, 2021. Given this capital reduction, the Company recognized USD 10,526 of tax expenses because the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital was considered not recoverable.

(iii) See note 9.

(b)	Analysis of deferred income tax assets and liabilities
	2021	2020
Tax credits on net operating losses (i)	116,284	108,767

Uncertain income tax treatments	(5,279)	(6,712)
Tax credits on temporary differences
Foreign exchange losses	-	33,123
Environmental liabilities	13,923	16,611
Asset retirement obligations	17,698	20,507
Tax, labor and civil provisions	7,797	7,162
Other provisions	8,613	9,825
Provision for obsolete and slow-moving inventory	7,224	6,813
Provision for employee benefits	7,138	5,299
Revaluation of derivative financial instruments	506	3,056
Other	7,039	6,513

Tax debits on temporary differences
Foreign exchange gains	(16,365)	-
Capitalized interest	(9,261)	(10,274)
Revaluation of loans and financings	(1,945)	(88)
Depreciation, amortization and asset impairment	(189,799)	(190,970)
Other	(3,951)	(6,444)
	(40,378)	3,188

Deferred income tax assets	168,205	221,580
Deferred income tax liabilities	(208,583)	(218,392)
	(40,378)	3,188

(i) As a result of adopting Complementary Law No. 160/2017, as described in note 9, there was also an increase in the amount of USD 11,996 in the balance of tax losses for the year, amount which is included in the tax credits on net operating losses.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Effects of deferred income tax on income statement and other comprehensive income
	2021	2020	2019
Balance at the beginning of the year	3,188	(48,212)	(136,810)
Effect on income (loss) for the year	(31,123)	87,344	104,746
Effect on other comprehensive income (loss) - Fair value adjustment	(2,536)	13	453
Prior years uncertain income tax treatment payment	-	4,706	-
Impact of adoption IFRIC 23	-	-	(10,070)
Foreign exchange (loss) gain	(9,907)	(40,663)	(6,531)
Balance at the end of the year	(40,378)	3,188	(48,212)

(d)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2021, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; (ii) the carryforward calculation of net operating losses; and, (iii) the deductibility of foreign exchange losses and expenses. The estimated amount of these contingent liabilities on December 31, 2021 is USD 134,804 which decreased in comparison to the estimate of USD 163,670 on December 31, 2020 due to a favorable decision received in 2021 with respect to one of its pending income tax assessments as recognized by the corresponding tax authority.

Regarding Cerro Lindo´s stability agreement, in December 2021, the Peruvian tax authority (“SUNAT”) concluded its income tax inspection of NEXA PERU’s fiscal year 2014. As a result of this procedure, SUNAT determined an amount to be paid by the Company of USD 47,575 (including principal, penalties and interest) arguing that NEXA PERU’s income tax expense should be calculated considering the Peruvian statutory income tax rate for 2014 fiscal year of 30% instead of the 20% income tax rate that the stability agreement granted to Cerro Lindo’s operations. According to SUNAT, the Company should separate the income coming from the facilities built under the approved feasibility study (which includes a plant with a production capacity of 5,000 tpd) from that coming from the other facilities and since this is not possible, SUNAT disregarded the stabilized rate. On January 18, 2022, the Company filed its defense stating to SUNAT’s reclamation office that this assessment was non-compliant with applicable law mainly because: i) SUNAT determined a presumed tax base that is expressly denied by the Peruvian Tax Code; and, ii) SUNAT misinterpreted the stability agreement scope.  Company’s management, supported by the opinion of its external advisors, concluded that there are strong legal grounds to obtain a favorable outcome (“more likely than not”) in this discussion and, accordingly, no contingency provision has been set up. Finally, fiscal years 2015 through 2021 are still opened to be audited by SUNAT. Even if SUNAT maintains its position disregarding the stabilized rate and taxing the whole income of the Company at the statutory income tax rate, the entity will keep maintaining its position that no provision should be recognized. This evaluation must be updated year by year, reflecting changes on tax jurisprudence and regulations in force.

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, is denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the Board of Directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)	Market risk

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financings, and derivative financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2021 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2021, according to the base scenario defined by the Company for March 31, 2022.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2021.
•	Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2021.
					Impacts on income statement						Impacts on statement of comprehensive income
					Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2021	Cash and cash equivalents and financial investments	Loans and financings	Derivative financial instruments	Changes from 2021	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.5805	65,403	272,323	(66)	1.46%	(1)	19	38	(19)	(38)	(3,029)	51,730	103,460	(51,730)	(103,460)
EUR	1.1327	3,604	-	-	1.53%	55	(901)	(1,802)	901	1,802	-	-	-	-	-
PEN	4.0069	23,846	1,783	-	-0.33%	(72)	(5,515)	(11,031)	5,515	11,031	-	-	-	-	-
CAD	1.2718	1,040	-	-	0.94%	-	-	-	-	-	10	(260)	(520)	260	520
NAD	15.9600	1,427	-	-	-6.08%	-	-	-	-	-	(87)	(357)	(713)	357	713
Interest rates
BRL - CDI - SELIC	9.15%	64,871	81,473	(66)	191 bps	(40)	1,466	3,083	(1,339)	(2,570)	-	-	-	-	-
USD - LIBOR	0.22%	-	88,677	(6,465)	2 bps	(24)	53	107	(53)	(107)	4	(5)	(10)	5	10
IPCA - TLP	10.06%	-	171,346	-	-456 bps	7,813	4,309	8,619	(4,309)	(8,619)	-	-	-	-	-
TJLP	5.32%	-	19,325	-	44 bps	(85)	257	514	(257)	(514)	-	-	-	-	-
Commodities price
Zinc	3,630	-	-	(6,465)	-18.73%	33,485	23,740	47,481	(23,740)	(47,481)	(6,613)	(4,689)	(9,378)	4,689	9,378

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2021. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2021	2020
Assets
Cash, cash equivalents and financial investments	95,320	257,706
Derivative financial instruments	314	22,376
Trade accounts receivables	34,858	42,612
	130,492	322,694
Liabilities
Loans and financings	272,353	454,372
Derivative financial instruments	380	21,484
Trade payables	200,983	165,019
Lease liabilities	7,921	20,792
Use of public assets	24,384	20,787
	506,021	682,454

Net exposure	(375,529)	(359,760)
(iii)	Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the Company’s cash flows. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. For more information, please refer to note 24 (c).

(iv)	Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed priced sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Hedge Book)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

Hedges for the operating margin of metals (Strategic Hedges)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For NEXA BR, the transaction also involves the sale of USD forward contracts to hedge the operating margin in BRL.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is determined as follows:

- Onshore operations: rating "A", or equivalent, on a local scale by two rating agencies. In the case of foreign financial institutions that have a local rating by only one rating agency, it should be at least "AA-", and its headquarters should have a rating "A" minimum on a global scale.

- Offshore operations: rating "BBB-", or equivalent, on a global scale by two rating agencies.

In the case of financial institutions in Peru or in Luxembourg, local ratings from local agencies associated with rating agencies approved in the Company’s policy are accepted. In case that only a global rating is available, it will be eligible provided that it has a rating "BBB-" at least by one rating agency.

In the case of financial institutions that do not have a rating available for a specific country, it will be eligible provided that its headquarters follow the minimum ratings specified above.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2021			2020
	Local rating	Global rating	Total	Local rating	Global rating	Total (ii)
Cash and cash equivalents
AAA	117,439	-	117,439	131,489	-	131,489
AA+	-	-	-	1,959	-	1,959
AA	19	-	19	30,178	-	30,178
AA-	-	21,252	21,252	8,754	21,632	30,386
A+	35,923	318,120	354,043	164,987	249,197	414,184
A	25,354	115,653	141,007	69,608	257,999	327,607
A-	-	104,528	104,528	-	116,992	116,992
BBB+	-	-	-	-	-	-
BBB	-	-	-	-	-	-
BBB-	-	-	-	-	30,706	30,706
BB-	-	-	-	-	-	-
No rating (i)	2,660	2,869	5,529	1,289	1,373	2,662
	181,395	562,422	743,817	408,264	677,899	1,086,163

Financial investments
AAA	16,849	-	16,849	32,411	-	32,411
AA+	-	-	-	2,257	-	2,257
AA	2,353	-	2,353	46	-	46
AA-	-	-	-	330	-	330
	19,202	-	19,202	35,044	-	35,044

Derivative financial instruments
AAA	314	-	314	2,068	-	2,068
A+	-	8,491	8,491	-	1,977	1,977
A-	-	7,589	7,589	-	27,935	27,935
	314	16,080	16,394	2,068	29,912	31,980

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(ii) As mentioned in note 5 (c), in 2021, the Company modified its Financial Risk Management Policy, allowing the use of local ratings available from local agencies in Peru, for assessing the credit risks of financial institutions in Peru. Therefore, the Company is presenting the 2020 comparative balances according to the updated policy.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flows, which include interests to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

2021	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	114,240	443,780	247,226	1,439,295	2,244,541
Lease liabilities	17,340	3,744	-	-	21,084
Derivative financial instruments	22,684	146	71	24	22,925
Trade payables	411,818	-	-	-	411,818
Confirming payables	232,860	-	-	-	232,860
Salaries and payroll charges	76,031	-	-	-	76,031
Dividends payable	11,441	-	-	-	11,441
Related parties	321	71	-	-	392
Asset retirement and environmental obligations	31,953	64,752	85,021	243,076	424,803
Use of public assets	1,368	3,244	3,657	21,840	30,109
	920,056	515,737	335,975	1,704,235	3,476,004

2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	214,614	484,579	459,215	1,490,253	2,648,661
Lease liabilities	15,999	9,690	-	-	25,689
Derivative financial instruments	5,390	51	21,374	59	26,874
Trade payables	370,122	-	-	-	370,122
Confirming payables	145,295	-	-	-	145,295
Salaries and payroll charges	56,107	-	-	-	56,107
Dividends payable	4,557	-	-	-	4,557
Related parties	-	561	-	-	561
Asset retirement and environmental obligations	33,714	53,501	70,444	220,241	377,900
Use of public assets	1,270	2,943	5,131	20,200	29,544
	847,068	551,325	556,164	1,730,753	3,685,310

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust the capital structure, the Company may adjust the dividends level paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	2021	2020	2019
Loans and financings	24	1,699,315	2,024,314	1,508,557
Derivative financial instruments	16 (a)	6,531	(5,106)	2,294
Lease liabilities	23 (b)	19,639	25,689	34,384
Cash and cash equivalents	15	(743,817)	(1,086,163)	(698,618)
Financial investments	-	(19,202)	(35,044)	(58,775)
Net debt (i)		962,466	923,690	787,842

Net income (loss) for the period		156,087	(652,506)	(157,516)
Plus (less):
Depreciation and amortization	21, 22 and 23	258,711	243,925	317,892
Net financial results	10	136,902	278,175	104,854
Income tax expense (benefit)	11 (a)	153,204	(24,152)	(58,364)
EBITDA		704,904	(154,558)	206,866

Impairment of non-current assets		-	557,497	142,133
Miscellaneous adjustments		(664)	-	-
Adjusted EBITDA (ii)		704,240	402,939	348,999

Leverage ratio (Net debt/Adjusted EBITDA)		1.37	2.29	2.26

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they are classified as fair value through other comprehensive income.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss such as derivatives and some specific loans and financings.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

Financial liabilities measured at fair value through profit or loss are liabilities which were not measured at amortized cost, such as derivatives and loans and financings that are designated at fair value option when is necessary to eliminate the accounting mismatch that would arise if amortized cost were used.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Also, investments in equity instruments are measured at fair value through other comprehensive income as mentioned above.

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Derivative financial instruments	16 (a)	-	16,394	-	16,394
Trade accounts receivables	17	84,969	146,205	-	231,174
Investments in equity instruments	13 (b)	-	-	3,723	3,723
Related parties (i)	20	2	-	-	2
		847,990	162,599	3,723	1,014,312

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

					2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities	23 (b)	19,639	-	-	19,639
Derivative financial instruments	16 (a)	-	22,925	-	22,925
Trade payables	25	411,818	-	-	411,818
Confirming payables	29	232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)	20	392	-	-	392
		2,299,731	111,602	-	2,411,333

					2020
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	1,086,163	-	-	1,086,163
Financial investments		35,044	-	-	35,044
Derivative financial instruments	16 (a)	-	31,980	-	31,980
Trade accounts receivables	17	64,262	164,770	-	229,032
Related parties (i)	20	2	-	-	2
		1,185,471	196,750	-	1,382,221

					2020
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,822,756	201,558	-	2,024,314
Lease liabilities	23 (b)	25,689	-	-	25,689
Derivative financial instruments	16 (a)	-	26,874	-	26,874
Trade payables	25	370,122	-	-	370,122
Confirming payables	29	145,295	-	-	145,295
Use of public assets (ii)		19,215	-	-	19,215
Related parties (ii)	20	561	-	-	561
		2,383,638	228,432	-	2,612,070
(i)	Classified as Other assets in the consolidated balance sheet.
(ii)	Classified as Other liabilities in the consolidated balance sheet.
(b)	Investment in equity instruments – Tinka shares acquisition

On March 17, 2021, the Company acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru, from an arm’s length shareholder in a private transaction at a market price of CAD 0.26 per share for a total consideration of CAD 7,773 thousand (USD 6,220).

On April 16, 2021, the Company acquired 654,758 additional common shares of Tinka at the same market price for a total consideration of approximately CAD 170 thousand (approximately USD 136).

After these acquisitions, the Company holds approximately 9.0% of the issued and outstanding common shares of Tinka. This transaction is accounted for as an investment in equity instruments at its acquisition cost and is being subsequently measured at fair value through other comprehensive income.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

14	Fair value estimates

Critical accounting estimates and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes estimates and assumptions that are mainly based on market conditions existing at the end of each reporting period.

Although management has used its best judgment in estimating the fair value of its financial instruments, any technique for making said estimates and assumptions involves some level of inherent fragility.

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to the usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.
•	Derivative financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy
				2021
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	16 (a)	-	16,394	16,394
Trade accounts receivables		-	146,205	146,205
Investments in equity instruments (i)		3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Derivative financial instruments	16 (a)	-	22,925	22,925
Loans and financings designated at fair value (ii)		-	88,677	88,677
		-	111,602	111,602

				2020
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	16 (a)	-	31,980	31,980
Trade accounts receivables		-	164,770	164,770
		-	196,750	196,750
Liabilities
Derivative financial instruments	16 (a)	-	26,874	26,874
Loans and financings designated at fair value (ii)		-	201,558	201,558
		-	228,432	228,432

(i) The Level 1 fair value amount of the investments in equity instruments is determined using the share´s quotation as of the last day of the reporting period.

(ii) As explained above, certain loans and financings are measured at fair value. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

Financial instruments not traded in an active market for which fair value is determined using valuation techniques, when all of the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available;
•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flows analysis, are used to determine the fair value of the remaining financial instruments.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) are classified as Level 3. As of December 31, 2021, there were no financial assets and liabilities carried at fair value classified as Level 3.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 24.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a)	Composition
	2021	2020
Cash and banks	276,761	113,017
Term deposits	467,056	973,146
	743,817	1,086,163

(b)	Changes in operating assets and liabilities

	2021	2020	2019
Decrease (increase) in assets
Trade accounts receivables	(9,375)	(68,896)	(8,634)
Inventory	(102,068)	8,883	(35,425)
Derivative financial instruments	(14,936)	(7,809)	(4,649)
Other assets	(47,312)	30,557	(45,872)

Increase (decrease) in liabilities
Trade payables	44,880	21,589	18,823
Confirming payables	87,565	62,525	12,278
Other liabilities	2,759	58,481	12,856
	(38,487)	105,330	(50,623)

(c)	Main non-cash investing and financing transactions

During 2021, the Company had: (i) additions to right-of-use assets in the amount of USD 5,174 (December 31, 2020: USD 5,785); (ii) write-offs of property, plant and equipment in the amount of USD 3,343; (iii) decreases in loans and financings in the total amount of USD 14,314 related to a decrease in their fair value of USD 19,380 net of the changes in the Company´s credit risk of USD 5,066, see note 24; and (iv) additions in intangible assets in the amount of USD 19,407 related to the GSF recovered costs.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

16	Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

The Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as Other income and expenses, net.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

Currently, the Company classifies as cash flow hedge only the strategies related to mismatches of quotational periods.

(ii)	Fair value hedge

Derivatives that are designated for hedge accounting recognition are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet. Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

Currently, the Company classifies as fair value hedge the strategies related to interest rate risk, foreign exchange risk, and some mismatches of quotational periods.

(iii)	Derivatives not designated as hedging instruments

Changes in the fair value of derivative financial instruments not designated as hedging instruments are recognized immediately in the income statement within Other income and expenses, net when related to price risk and within Net financial results when related to interest rate or foreign exchange rate risk.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Currently, the Company do not designate as hedging instruments the strategies related to the sales of zinc at a fixed price.

(a)	Fair value by strategy
			2021		2020
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	215,809	(9,898)	204,394	2,398
			(9,898)		2,398
Sales of zinc at a fixed price
Zinc forward	ton	8,787	3,433	15,695	1,815
			3,433		1,815
Interest rate risk
IPCA vs. CDI	BRL	226,880	(66)	226,880	1,310
			(66)		1,310
Foreign exchange risk
BRL vs. USD (i)	BRL	-	-	477,000	(417)
			-		(417)

			(6,531)		5,106
Current assets			16,292		16,329
Non-current assets			102		15,651
Current liabilities			(22,684)		(5,390)
Non-current liabilities			(241)		(21,484)
(i)	Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 24 (c), both the debt and the related derivative were prepaid on July 09, 2021

(b)	Changes in fair value
2021
Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	1,146	(37,963)	9,709	1,820	-	454	(12,538)
Sales of zinc at a fixed price	-	-	-	5,666	-	34	4,082
Interest rate risk – IPCA vs. CDI	-	-	-	-	1,211	-	2,587
Foreign exchange ri–k - BRL vs USD (i)	-	-	-	-	(6,851)	-	(7,268)
2021	1,146	(37,963)	9,709	7,486	(5,640)	488	(13,137)

(i)	Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 24 (c), both the debt and the related derivative were prepaid on July 09, 2021.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio that is included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes in LME prices. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective credit risk evaluation, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition
	2021	2020
Trade accounts receivables	233,623	229,800
Related parties - note 20	1,016	2,411
Impairment of trade accounts receivables	(3,465)	(3,179)
	231,174	229,032

(b)	Changes in impairment of trade accounts receivables
	2021	2020
Balance at the beginning of the year	(3,179)	(2,337)
Additions	(1,586)	(2,643)
Reversals	1,206	1,288
Foreign exchange gains	94	513
Balance at the end of the year	(3,465)	(3,179)

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Analysis by currency
	2021	2020
USD	196,316	186,420
BRL	34,464	41,601
Other	394	1,011
	231,174	229,032
(d)	Aging of trade accounts receivables
	2021	2020
Current	222,083	222,670
Up to 3 months past due	9,201	6,728
From 3 to 6 months past due	51	102
Over 6 months past due	3,304	2,711
	234,639	232,211
Impairment	(3,465)	(3,179)
	231,174	229,032

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory cost based on the actual production level. The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses. Imports in transit are stated at the accumulated cost of each import. A provision for obsolete inventory - finished products, semi-finished products, raw materials and auxiliary materials - is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification. Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale.

(a)	Composition
	2021	2020
Finished products	157,285	94,033
Semi-finished products	60,315	56,335
Raw materials (i)	90,087	66,278
Auxiliary materials and consumables	94,564	68,950
Inventory provisions	(29,749)	(29,074)
	372,502	256,522

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i) Raw materials include a USD 23,009 reclassification from Assets and projects under construction, within Property, plant and equipment, to Inventory, related to the ore pile costs that were incurred during Aripuanã’s commissioning phase and which should already be included in the Company's inventory.

(b)	Changes in the provision of the year
	2021	2020
Balance at the beginning of the year	(29,074)	(28,398)
Additions	(15,094)	(11,439)
Reversals	13,986	9,647
Exchange variation gains	433	1,116
Balance at the end of the year	(29,749)	(29,074)

19	Other assets
	2021	2020
Other recoverable taxes	128,377	127,815
Advances to third parties	8,545	15,006
Prepaid expenses	10,361	10,522
Judicial deposits	5,446	5,566
Other assets	26,974	25,363
	179,703	184,272
Current assets	81,119	91,141
Non-current assets	98,584	93,131

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

20	Related parties
	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Parent
Votorantim S.A. (i)	-	-	2	2	1,102	809	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	-	1,890	1,160	-	-	-	-
Companhia Brasileira de Alumínio	158	1,479	-	-	264	175	-	-	-	-
Votorantim Cimentos S.A.	551	595	-	-	64	121	-	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda.	302	332	-	-	945	6,330	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	306	421	-	-	152	-
Other	5	5	-	-	240	871	11,441	4,557	240	561
	1,016	2,411	2	2	4,811	9,887	11,441	4,557	392	561

Current	1,016	2,411	-	-	4,811	9,887	11,441	4,557	-	-
Non-current	-	-	2	2	-	-	-	-	392	561
	1,016	2,411	2	2	4,811	9,887	11,441	4,557	392	561

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases
Profit and loss	2021	2020	2019	2021	2020	2019
Parent
Votorantim S.A. (i)	-	-	26	3,735	4,378	6,176

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	41,498	26,280	5,046
Companhia Brasileira de Alumínio	8,988	7,828	2,157	3,736	1,156	1,964
Votorantim Cimentos S.A.	-	-	196	661	524	2,186
Votener - Votorantim Comercializadora de Energia Ltda.	5,993	9,740	3,288	16,207	7,721	9,596
Votorantim International CSC S.A.C	-	-	-	4,278	6,638	5,584
Other	113	11	510	1,120	582	1,581
	15,094	17,579	6,177	71,235	47,279	32,133

(i) The Company entered into an agreement with VSA on September 4, 2008, for services provided by its Center of Excellence (“CoE”) related to administrative activities, human resources, back office, accounting, taxes, technical assistance, and training, among others. Under a cost sharing agreement, the Company reimburses VSA for the expenses related to these activities in respect of the Company.

(ii) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2021	2020
Short-term benefits	6,602	6,765
Other long-term benefits	664	1,791
	7,266	8,556

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and, (iv) estimated decommissioning and site restoration expenses.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other income and expenses, net in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within Assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to Buildings and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the units of production (“UoP”) method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated once the development stage finishes and the project´s operation starts.

Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

allocated to cash-generating units when applicable. The annual impairment test is disclosed in note 31.

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

Asset retirement obligations

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to Property, plant and equipment.

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as Other income and expenses, net.

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
							2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (iii)	Other	Total
Balance at the beginning of the year
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Net balance at the beginning of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Reclassification (i)	-	-	-	-	(31,851)	-	(31,851)
Net balance at the beginning of the year - adjusted	454,603	626,194	527,532	86,812	151,773	19,531	1,866,445
Additions (ii)	12	671	507,907	-	-	1,576	510,166
Disposals and write-offs	(567)	(7,663)	(454)	-	-	(1,751)	(10,435)
Depreciation	(56,493)	(110,895)	-	(6,436)	(2,062)	(1,143)	(177,029)
Foreign exchange effects	(15,963)	(23,188)	(40,278)	(2,452)	(1,027)	(631)	(83,539)
Transfers (iv)	57,393	82,252	(182,612)	-	16,553	2,657	(23,757)
Remeasurement of asset retirement obligations – note 26	-	-	-	5,879	-	-	5,879
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Cost	1,054,413	2,330,748	874,776	202,242	158,642	35,266	4,656,087
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	6,595	(15,027)	(2,568,357)
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730

Average annual depreciation rates %	4	7	-	UoP	UoP

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

							2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Net balance at the beginning of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Additions	-	3,315	336,457	-	-	935	340,707
Disposals and write-offs	(240)	(1,732)	(662)	-	-	(42)	(2,676)
Depreciation	(48,938)	(110,515)	-	(6,096)	(869)	(1,261)	(167,679)
Impairment of non-current assets	(45,188)	(26,521)	(57,621)	(13,804)	(15,805)	(106)	(159,045)
Foreign exchange effects	(60,934)	(78,038)	(83,982)	(12,821)	(3,852)	(4,182)	(243,809)
Transfers – note 22	71,244	88,047	(201,752)	-	36,042	1,770	(4,649)
Reclassification	-	(916)	-	-	-	(1,201)	(2,117)
Remeasurement of asset retirement obligations	-	-	-	14,874	-	-	14,874
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296

Average annual depreciation rates %	4	7	-	5	UoP
(i)	Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 22 (a).
(ii)	Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 19,614 for the year ended on December 31, 2021 (December 31, 2020: USD 2,023).
(iii)	Only the amounts related to the operating unit Atacocha are being depreciated under the UoP method.
(iv)	Amount includes: (i) a transfer from Assets and projects under construction to Inventories (raw materials) of USD 23,009 related to the ore pile costs that were incurred during Aripuanã´s commissioning phase and which should already be included in the Company's inventory; and, (ii) USD 748 thousand related to other intangibles.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

22	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy and critical estimates and assumptions and judgments.

Rights to use natural resources

The significant costs incurred for the acquisition of legal rights to explore mining concessions and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of legal rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to Cash Generating Units (“CGUs”). Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine. Any changes to the life of mine, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the life of mine and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected life of mine. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

However, the future conversion of inferred resources is inherently uncertain and involves estimates and assumptions and judgments that could have a material impact on the Company’s results of operations.

(a)	Changes in the year
				2021
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Net balance at the beginning of the year	406,434	648,870	21,101	1,076,405
Reclassification (i)	-	31,851	-	31,851
Net balance at the beginning of the year - adjusted	406,434	680,721	21,101	1,108,256
Additions (ii)	-	-	21,821	21,821
Disposals	-	-	(9)	(9)
Amortization	-	(67,829)	(3,550)	(71,379)
Foreign exchange effects	(206)	(622)	(1,838)	(2,666)
Transfers – note 21	-	-	748	748
Balance at the end of the year	406,228	612,270	38,273	1,056,771
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the end of the year	406,228	612,270	38,273	1,056,771

Average annual depreciation rates %	-	UoP	-

				2020
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,645	1,668,956	59,408	2,403,009
Accumulated amortization and impairment	-	(825,163)	(39,320)	(864,483)
Net balance at the beginning of the year	674,645	843,793	20,088	1,538,526
Disposals	-	-	(55)	(55)
Amortization	-	(60,936)	(2,842)	(63,778)
Impairment of non-current assets	(267,342)	(131,110)	-	(398,452)
Foreign exchange effects	(869)	(2,877)	(739)	(4,485)
Transfers – note 21	-	-	4,649	4,649
Balance at the beginning of the year	406,434	648,870	21,101	1,076,405
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Balance at the end of the year	406,434	648,870	21,101	1,076,405

Average annual depreciation rates %	-	UoP	-

(i) The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, Plant and Equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, only between Property, Plant and Equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights as of December 31, 2021.

(ii) The main addition is due to GSF recovered costs. In past years, Brazilian energy power plants were charged with increased costs related to the Generation Scaling Factor (GSF), which showed a

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

generation deficit in relation to the total energy expected for the National Energy System calculated by the regulator. However, as the generation deficit was not due to hydrological risks, the generators should not have been charged with these increased costs since non-hydrological risks are not managed by them. The affected energy power plants include those of NEXA: Picada, Armador Aguiar I, Armador Aguiar II, Igarapava and Enercan.

Law No. 14.052 published on September 09, 2020 established new conditions for the renegotiation of hydrological risks, providing compensation to the energy power plants that were affected by the increased costs related to GSF, including the plants owned by NEXA, by extending their concession periods.

In 2021, the Brazilian Electric Energy Chamber (“CCEE”) finalized the necessary calculations for the extension of the concession period for the energy power plants that were affected by the increased costs related to GSF and after evaluating the amounts involved, NEXA agreed to accept the renegotiation agreement with the Brazilian Electricity Regulator Agency (“ANEEL”) and to waive any future judicial claim related to the increased GSF costs. This had an impact of USD 19,407 (Picada – 5 years of extended concession period: USD 4,592; Armador Aguiar I – 6 years and 2 months of extended concession period: USD 3,293; Igarapava – 2 years and 7 months of extended concession period: USD 2,565; and, Enercan – 3 years and 6 months of extended concession period: USD 8,957).

These amounts have been recognized as an Intangible asset against recovered energy costs (note 7) in the income statement within Cost of sales, and will be amortized using the straight-line method until the end of the extended concession period without any direct cash benefit in 2021.

As of December 31, 2021, the adhesion of Armador Aguiar II energy power plant was still pending and will be recognized once all the external and internal approvals are obtained during the following months.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the contract’s measurement.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2021, interest rates were between 5.68% to 11.39% for Brazil; and, 2.65% to 5.93% for Peru.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in Cost of sales or Administrative expenses based on the designation of the related assets.

(a)	Right-of-use assets - Changes in the year

					2021	2020
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period
Cost	6,461	10,639	5,846	24,616	47,562	45,772
Accumulated amortization	(3,129)	(5,699)	(5,562)	(14,303)	(28,693)	(16,225)
Net balance at the beginning of the period	3,332	4,940	284	10,313	18,869	29,547
New contracts	-	2,723	-	2,451	5,174	5,785
Amortization	(1,063)	(2,668)	(284)	(6,288)	(10,303)	(12,468)
Remeasurement	(290)	-	-	-	(290)	-
Foreign exchange effects	(92)	(192)	-	(477)	(761)	(3,995)
Balance at the end of the period	1,887	4,803	-	5,999	12,689	18,869
Cost	5,731	17,560	5,427	21,285	50,003	47,562
Accumulated amortization	(3,844)	(12,757)	(5,427)	(15,286)	(37,314)	(28,693)
Balance at the end of the period	1,887	4,803	-	5,999	12,689	18,869

Average annual amortization rates %	31	34	33	34

(b)	Lease liabilities - Changes in the year
	2021	2020
Balance at the beginning of the year	25,689	34,384
New contracts	5,174	5,785
Payments of lease liabilities	(9,827)	(9,100)
Interest paid on lease liabilities	(1,415)	(1,385)
Remeasurement	(302)	-
Accrued interest – note 10	1,272	1,757
Foreign exchange effects	(952)	(5,752)
Balance at the end of the year	19,639	25,689
Current liabilities	16,246	15,999
Non-current liabilities	3,393	9,690

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

24	Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition
				2021	2020
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	20,081	1,318,253	1,338,334	1,338,972
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	18,721	197,080	215,801	179,828
Export credit notes	LIBOR + 1.54% 134.20 % CDI 115.55% CDI	1,466	133,611	135,077	234,221
Term loans	LIBOR + 1.27 % Fixed + 8.49%	-	-	-	213,735
Debentures	107.5 % CDI	4,916	-	4,916	10,388
Other		1,529	3,658	5,187	47,170
		46,713	1,652,602	1,699,315	2,024,314

Current portion of long-term loans and financings (principal)		19,276
Interest on loans and financings		27,437

(b)	Loans and financing transactions during the year ended on December 31, 2021

Prepayment of debts

On January 22, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand, with accrued interest of BRL 12,905 thousand (a total of approximately USD 51,105).

On June 23, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 245,000 thousand, with accrued interest of BRL 2,974 thousand (a total of approximately USD 50,077).

On June 28, 2021, the Company prepaid the outstanding principal of a Credit Facility in the amount of USD 42,969, with accrued interest of USD 294.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

On July 09, 2021, NEXA PERU prepaid the outstanding principal of a term loan it had with a global financial institution in the amount of BRL 477,000 thousand (approximately USD 90,512), with accrued interest of BRL 12,592 thousand (approximately USD 2,389). The contracted cross-currency swap associated with this debt, as explained in note 16 (b), was also unwound in the amount of USD 12,398.

On July 28, 2021, the Company prepaid the outstanding principal of a Loan Facility in the amount of USD 80,000, with accrued interest of USD 211.

BNDES disbursements

In relation to the loan agreement subscribed in July 2020 between NEXA, through its subsidiary Dardanelos, and the Brazilian Economic and Social Bank (“BNDES”), to finance the ongoing construction of the Aripuanã project, during the second quarter of 2021, the Company drew down the following amounts:

a. On May 28, 2021, BRL 160,000 thousand (approximately USD 30,608); and

b. On June 18, 2021, BRL 101,300 thousand (approximately USD 20,136).

Of the total facility of BRL 750,000 thousand approved by BNDES, the Company has drawn down BRL 736,300 thousand (BRL 261,300 thousand in 2021; and, BRL 475,000 thousand in 2020) which corresponds to approximately USD 140,000 (USD 50,744 in 2021; and, USD 87,664 in 2020). This loan is guaranteed by NEXA BR and NEXA and was contracted at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040.

(c)	Changes in the year
	2021	2020
Balance at the beginning of the year	2,024,314	1,508,557
New loans and financings	59,771	1,296,496
Debt issue costs	(178)	(9,921)
Payments of loans and financings	(251,044)	(542,983)
Prepayment of fair value debt – note 24 (b)	(90,512)	-
Bonds repurchase	-	(214,530)
Foreign exchange effects	(21,066)	(45,295)
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk (i)	5,066	787
Fair value of loans and financings (ii) - note 10	(10,784)	8,058
Write off of fair value of loans and financings (iii) - note 10	(8,596)	-
Interest accrual	113,456	107,532
Premium paid on bonds repurchase – note 10	-	(14,481)
Interest paid on loans and financings	(121,112)	(69,906)
Balance at the end of the year	1,699,315	2,024,314

(i) On June 30, 2021, NEXA had two debt contracts measured at fair value through profit or loss, of which one was prepaid in July 2021. In 2021, the Company’s credit risk decreased, in comparison to 2020, mainly due to the normalization of its operations, with a consequent increase in the fair value of these debts in USD 5,066 (USD 5,188 related to the term loan in NEXA PERU which was prepaid as mentioned above, partially compensated by USD 122 related to a Brazilian Export Credit Note which is the only fair value debt outstanding as of December 31, 2021).

(ii) During the year, the Company recognized a gain in the income statement of USD 10,784 related to the fair value adjustment of the two debts mentioned above, composed by a gain of USD 12,228 on the term loan already prepaid and a loss of USD 1,444 on the Export Credit Note.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(iii) As mentioned above, on July 9, the Company prepaid its term loan debt, together with the respective SWAP contract. The carrying amount of the debt at the date of prepayment was USD 102,042 and the amount paid was USD 92,902 resulting in a gain of USD 9,140, of which USD 8,596 was included in other financial items, net – fair value of loans and financings and USD 544 was included in Other financial items – foreign exchange.

(d)	Maturity profile
							2021
	2022	2023	2024	2025	2026	As from 2027	Total
Eurobonds – USD	20,081	126,370	-	-	-	1,191,883	1,338,334
BNDES	18,721	21,381	22,336	21,429	19,216	112,718	215,801
Export credit notes	1,466	-	-	133,611	-	-	135,077
Debentures	4,916	-	-	-	-	-	4,916
Other	1,529	461	35	451	451	2,260	5,187
	46,713	148,212	22,371	155,491	19,667	1,306,861	1,699,315

(e)	Analysis by currency
			2021	2020
	Current	Non-current	Total	Total
USD	20,281	1,406,681	1,426,962	1,569,942
BRL	25,073	245,498	270,571	451,634
Other	1,359	423	1,782	2,738
	46,713	1,652,602	1,699,315	2,024,314

(f)	Analysis by index
			2021	2020
	Current	Non-current	Total	Total
Fixed rate	21,530	1,318,717	1,340,247	1,456,090
LIBOR	248	88,429	88,677	230,574
TLP	8,559	161,765	170,324	132,280
BNDES SELIC	6,613	23,067	29,680	30,683
CDI	6,134	45,182	51,316	156,683
TJLP	3,629	15,442	19,071	17,962
Other	-	-	-	42
	46,713	1,652,602	1,699,315	2,024,314

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level which are measured annually and semiannually, as required by the debt contracts. These financial covenants include the: (i) leverage ratio; (ii) capitalization ratio; and, (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. As of December 31, 2021, the Company was in compliance with all its financial covenants. There were no changes to the contractual guarantees provided by the Company during the year and as of December 31, 2021.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition
	2021	2020
Trade payables	407,007	360,235
Related parties - note 20	4,811	9,887
	411,818	370,122

26	Asset retirement and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs to restoration and closure of the mining assets, and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a Property plant and equipment for asset retirement obligations relating to operating mining assets or as Other income and expenses, net for non-operating structures.

Environmental obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in Other income and expenses, net in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The cash flows are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

Cost estimates can vary in response to many factors of each site that include timing, expected life of mine, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, among others.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future financial results and balance sheet position.

(a)	Changes in the year
			2021	2020
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	227,189	48,857	276,046	293,828
Payments	(19,932)	(6,323)	(26,255)	(10,426)
Foreign exchange effects	(4,848)	(3,003)	(7,851)	(37,145)
Interest accrual	7,051	2,616	9,667	14,015
Remeasurement and additions (i)	12,250	293	12,543	15,774
Balance at the end of the year	221,710	42,440	264,150	276,046
Current liabilities	20,826	11,127	31,953	33,095
Non-current liabilities	200,884	31,313	232,197	242,951

(i) As of December 31, 2021, the credit risk-adjusted rate used for Peru was between 3.54% to 7.28% (December 31, 2020: 1.70% to 4.00%) and for Brazil was between 7.68% to 8.67% (December 31, 2020: 0.07% to 6.75%). Besides, as part of its annual asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates. For operational assets, Property, plant and equipment has been increased in an amount of USD 5,879; and, for non-operational structures and environmental obligations, an expense of USD 6,664 was recognized in Other income and expenses, net, according to the updates mentioned above.

27	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when there is a combination of the following conditions: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable (more likely than not) that an outflow of resources will be required to settle the obligation;

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Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

And, (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses.

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates – Provisions for legal claims

The Company is part of ongoing tax, labor, civil and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation and require a high level of judgment regarding the matters involved, supported by the positions of external legal advisors. Income tax claims are discussed at the current and deferred income tax section (note 11).

(a)	Changes in the year
					2021	2020
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	6,234	15,208	785	8,669	30,896	26,070
Additions	9,943	12,328	1,676	9,358	33,305	24,052
Reversals	(8,572)	(7,012)	(754)	(3,794)	(20,132)	(13,140)
Interest accrual	(418)	1,131	40	(7)	746	1,389
Payments	(2,162)	(1,739)	(935)	(491)	(5,327)	(1,721)
Foreign exchange effects	(448)	(1,087)	(30)	(820)	(2,385)	(5,147)
Other	(43)	(150)	(82)	-	(275)	(607)
Balance at the end of the year	4,534	18,679	700	12,915	36,828	30,896

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2021			2020
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,528)	6,062	4,534	(1,594)	7,828	6,234
Labor	(2,752)	21,431	18,679	(2,797)	18,005	15,208
Civil	(751)	1,451	700	(722)	1,507	785
Environmental	-	12,915	12,915	-	8,669	8,669
Balance at the end of the year	(5,031)	41,859	36,828	(5,113)	36,009	30,896

The outstanding judicial deposits of the Company as of December 31, 2021 are USD 5,446 (December 31, 2020: USD 5,566).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statements. The Company does not recognize a liability because it is not probable that an

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2021	2020
Tax (i)	156,779	182,380
Labor (ii)	36,215	33,205
Civil (iii)	14,617	17,502
Environmental (iv)	97,027	85,390
	304,639	318,477

As of December 31, 2021, contingent liabilities decreased in comparison to those of December 31, 2020 mainly related to an agreement with the corresponding tax authority, by which NEXA desisted from a litigation related to social security contributions levied upon profit sharing (PLR), receiving a 50% discount over principal, interest and penalties.

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 91,781.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 10,176.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 3,491.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 11,498.
•	The tax rate applied to interstate sales for manufactured goods with imported content. The estimated financial effect of this contingent liability is USD 3,131.
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 6,075.
(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

illnesses, work accidents and payment of social benefits. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property, contractual and general damages/losses. The estimated financial effect of this contingent liability is USD 15,456.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 67,385. In Peru, the main environmental liabilities come from alleged non-compliance of NEXA’s Atacocha mine closure plan regarding inoperative tailing dams. This process was filed by the Peruvian environmental enforcement agency (OEFA) and its estimated financial effect is of USD 6,934.

28	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the Streamer) and by which referential silver contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or as a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its life of mine and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

Critical accounting estimates and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimative prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows (iv) estimative of life of mine, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement, which consisted of an upfront payment of USD 250,000 for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit. The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2021	2020
Balance at the beginning of the year	166,025	180,522
Revenues recognition upon ore delivery	(45,309)	(28,492)
Remeasurement of revenues based on new reserves (i)	19,580	7,813
Accretion for the year	6,936	6,182
Balance at the end of year	147,232	166,025
Current	33,156	27,132
Non-current	114,076	138,893

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

i) In September 2021, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD19,312 (December 31, 2020: USD 7,813) and an increase in accretion for an amount of USD1,658, given the higher long-term prices and the updated mining plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the life of mine given an update in mining plans are variable considerations and then, the recognized income under the streaming agreement should be adjusted to reflect the updated variables.

29	Confirming Payables

Accounting policy

The Company has contracts with some suppliers in which the commercial payment term is 180 days. In these contracts, the suppliers have the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier.

Applying the concepts of IFRS 9, this transaction maintains its essence as a trade account payable since the Group has not derecognized the original liabilities to which the agreement applies because neither a legal release was obtained, nor the original liability was substantially modified in the execution of the agreement. The Company understands that the 180-day period can be considered common for the sector, as it is a specific product and the 90% of the outstanding balance of the concentrate belongs to these suppliers. The Company, however, understands that the separate presentation of these accounts within Confirming payables is relevant to the understanding of the entity's financial position.

Payments of the principal amounts and interest reimbursements are presented within the operating activities group in the Company's cash flow statement, in accordance with IAS 7.

The total amount of interests paid in the reverse factoring program in 2021 was of USD 1,290 (December 31, 2020: USD 1,234).

As of December 31, 2021, accounts payable of USD 232,860 were included in these contracts (December 31, 2020: USD 145,295; December 31, 2019: USD 82,770).

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under buyback programs that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2021, the outstanding capital of USD 132,439 (2020: USD 132,439) is comprised of 132,439 thousand subscribed and issued common shares (2020: 132,439 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On September 20, 2018, the Company’s Board of Directors approved a share buyback program to repurchase up to USD 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. The repurchased shares were not cancelled but held in treasury at that time. As of December 31, 2019, the Company had repurchased USD 9,435, corresponding to 881,902 shares.

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, previously repurchased as explained above. For this reason, after the cancellation shares occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(d)	Additional paid in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(e)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2019	(109,788)	384	-	(109,404)
Translation adjustment on foreign subsidiaries	(21,115)	-	-	(21,115)
Cash flow hedge accounting	-	879	-	879
At December 31, 2019	(130,903)	1,263	-	(129,640)
Translation adjustment on foreign subsidiaries	(138,840)	-	-	(138,840)
Cash flow hedge accounting	-	3	-	3
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(875)	(875)
At December 31, 2020	(269,743)	1,266	(875)	(269,352)
Translation adjustment on foreign subsidiaries	(64,575)	-	-	(64,575)
Cash flow hedge accounting	-	327	-	327
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(7,441)	(7,441)
Changes in fair value of investments in equity instruments	-	-	(2,632)	(2,632)
At December 31, 2021	(334,318)	1,593	(10,948)	(343,673)
Attributable to NEXA's shareholders				(299,995)
Attributable to non-controlling interests				(43,678)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to the NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any dilutive shares and consequently the basic and diluted earnings per share are the same.

	2021	2020	2019
Net income (loss) for the year attributable to NEXA's shareholders	114,332	(559,247)	(145,135)
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,622
Earnings (losses) per share - USD	0.86	(4.22)	(1.09)

(g)	Dividend distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of USD 35,000.

Additionally, during the year ended on December 31, 2021, the Company’s subisidiary Pollarix declared USD 23,730 of dividends to non-controlling interests owned by Votorantim Geração de Energia S.A., a related party.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Current assets	680,609	590,948	23,070	14,537
Current liabilities	288,736	225,424	13,279	7,699
Current net assets	391,872	365,524	9,791	6,838

Non-current assets	1,345,420	1,472,015	53,516	48,831
Non-current liabilities	566,059	745,179	-	-
Non-current net assets	779,361	726,836	53,516	48,831

Net assets	1,171,233	1,092,360	63,307	55,669

Accumulated non-controlling interests	213,997	201,964	44,011	41,835

Summarized income statement	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Net revenues	828,571	541,099	20,996	8,591
Net income (loss) for the year	94,706	(207,866)	39,136	26,943
Other comprehensive loss	(940)	(5,575)	(2,977)	(28,548)
Total comprehensive income (loss) for the year	93,766	(213,441)	36,159	(1,605)

Comprehensive income (loss) attributable to non-controlling interests	12,991	(99,500)	24,947	(10,586)
Dividends paid to non-controlling interests	-	-	23,730	5,332

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Net cash provided by (used in) operating activities	179,842	31,370	(8,522)	(82)
Net cash used in investing activities	(93,632)	(48,883)	-	-
Net cash (used in) provided by financing activities	(92,905)	(113,415)	8,997	(868)
(Decrease) increase in cash and cash equivalents	(8,542)	(132,544)	475	(950)

31	Impairment of non-current assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment as of September 30, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Impairment of non-financial assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in life of mine, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time are not recognized.

Impairment of mineral exploration and evaluation costs and project development costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized mineral exploration and evaluation costs in accordance with the accounting policy described in note 8, as well as project development costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of mineral exploration and evaluation costs, and project development costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include mineral exploration and evaluation costs and development projects costs, the Company performs the impairment test in two steps. In the first step, producing assets our group of producing assets are tested for impairment on an individual basis. In the second step, mineral exploration and evaluation costs and project development costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future production cash costs, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed life of mine and long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation, eventual change in their scope or feasibility, and the development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current life of mine plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The life of mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to have regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

With respect to the estimated future cash flows of capitalized mineral exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows.

The discount is based on the stage of the project and the type of metal.

Critical accounting estimates and judgments - Impairment of non-current assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. When applying its judgment in grouping CGUs, the Company concluded that its mining operations in Vazante and Morro Agudo should be grouped with its Três Marias smelter operation, as these two mines are vertically integrated operations with the smelter.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors such as an increase in production costs and delays in projects result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of estimates and assumptions, judgment and projections for future cash flows. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s estimates and assumptions of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

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Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

According to NEXA’s policy, the Company performs its annual impairment test for the CGUs that have goodwill allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and every quarter it performs an additional assessment of impairment indicators for all its CGUs. For the year ended on December 31, 2021, the Company performed its annual test and analyzed all impairment indicators and found no need to recognize an additional impairment loss or reversal.

For the year ended on December 31, 2020, the Company recognized an impairment loss of USD 557,497.

32	Long-term commitments
(a)	Capital commitments – Aripuanã project

At December 31, 2021, the Company had contracted USD 75,250 (December 31, 2020: 156,893) of capital expenditures for the purchase of property, plant and equipment that had not been incurred yet, mainly related to the Aripuanã project.

(b)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by September 2024, would require additional disbursements of USD 102,900 as a penalty for the non-execution of the agreed levels.

33	Events after the reporting period
(a)	Offtake agreement

On January 21, 2022, the Company signed an Offtake Agreement, in which it undertakes to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, at market price but subject to a price cap.

(b)	Cash distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 50,000 to be paid on March 25, 2022.

***

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Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December, 31, 2021, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2021.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

/s/ Juan Ignacio Rosado Gomez de La Torre	/s/ Rodrigo Nazareth Menck
Juan Ignacio Rosado Gomez de La Torre	Rodrigo Nazareth Menck
President and Chief Executive Officer	Senior VP Finance and Group CFO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment Assessment – non-current assets

As described in Note 31 to the consolidated financial statements, management conducts an annual impairment test as of September 30 of each year for non-current assets of the Cash Generating Units where goodwill is allocated, regardless of whether there has been an impairment indicator, or more frequently if events or circumstances indicate that the carrying amount of non-current assets of Cash Generating Units may be impaired. Potential impairment is identified by comparing the recoverable amount to its carrying amount, including goodwill where applicable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management estimated the fair value less cost of disposal using discounted cash flow techniques. Management’s cash flow projections for each Cash Generating Units tested for impairment included significant judgments and assumptions relating to long-term metal prices and discount rate. No impairment adjustments were required as a result of the annual impairment test in 2021.

The principal consideration for our determination that performing procedures relating to impairment assessment of Cash Generating Units is a critical audit matter is there was significant judgment by management when developing the recoverable value of the Cash Generating Units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including long-term metal prices and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s Cash Generating Units. These procedures also included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management, related to the long-term metal prices and discount rate. Evaluating management’s assumptions related to long-term metal prices and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Cash Generating Units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 15, 2022

We have served as the Company’s auditor since 2001.